Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

To the Board of Directors and Shareholders of
Embraer – Empresa Brasileira de Aeronáutica S.A.:

We consent to the use in Registration Statement No. 333-14018 of Embraer – Empresa Brasileira de Aeronáutica S.A. on Form F-3, as amended from time to time, of our report dated June 18, 2003 on the consolidated financial statements of Embraer – Empresa Brasileira de Aeronáutica S.A. as of and for the years ended December 31, 2000, 2001 and 2002 (which report expresses an unqualified opinion and includes an explanatory paragraph related to the change in accounting for derivative financial instruments) appearing in the Annual Report on Form 20-F for the year ended December 31, 2002, which is incorporated by reference in such Registration Statement.

/s/ Deloitte Touche Tohmatsu

São Paulo, Brazil
June 30, 2003